# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Helport AI Limited, CIK 0002001699
CUSIP: G4R52R103
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore (U0), 038989
Date of event which requires filing of this statement: 04/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002064927

## Reporting persons
- EXTRA TECHNOLOGY LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,821,669; sole dispositive power 0; shared dispositive power 1,821,669; aggregate amount beneficially owned 1,821,669 (4.91% of the class)
  Comment: * Represents ordinary shares held by EXTRA TECHNOLOGY LIMITED as of April 17, 2025.
  
  ** Percentage of class is calculated based on 37,132,968 ordinary shares outstanding as of April 17, 2025, which information was provided by the Issuer to the Reporting Persons on April 17, 2025.
- Cong Shi: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,520,455; sole dispositive power 0; shared dispositive power 2,520,455; aggregate amount beneficially owned 2,520,455 (6.79% of the class)
  Comment: * Represents ordinary shares indirectly held by Cong Shi through EXTRA TECHNOLOGY LIMITED as of April 17, 2025.
  
  ** Percentage of class is calculated based on 37,132,968 ordinary shares outstanding as of April 17, 2025, which information was provided by the Issuer to the Reporting Persons on April 17, 2025.

## Item 1. Issuer
Name of issuer: Helport AI Limited
Address of issuer's principal executive offices: 9 Temasek Boulevard #07-00, Suntec Tower Two, Singapore 038989

## Item 2. Person Filing
Name of person filing:
EXTRA TECHNOLOGY LIMITED
Cong Shi

The shares reported herein are directly held by EXTRA TECHNOLOGY LIMITED. Cong Shi is the sole shareholder of EXTRA TECHNOLOGY LIMITED. Accordingly, Cong Shi may be deemed to indirectly beneficially own the securities of the Issuer held by EXTRA TECHNOLOGY LIMITED.
Address of principal business office or, if none, residence: Address of EXTRA TECHNOLOGY LIMITED: 105 Hillview Rise, Singapore, 667968 Business address of Cong Shi: 105 HILLVIEW RISE #11-35, SINGAPORE 667968
Citizenship:
EXTRA TECHNOLOGY LIMITED: British Virgin Islands
Cong Shi: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,821,669 ordinary shares are directly held by EXTRA TECHNOLOGY LIMITED. Cong Shi is the sole shareholder of EXTRA TECHNOLOGY LIMITED. Accordingly, Cong Shi may be deemed to indirectly beneficially own the securities of the Issuer held by EXTRA TECHNOLOGY LIMITED.

2,520,455 ordinary shares are beneficially owned by Cong Shi. Among them, 1,821,669 ordinary shares are held by EXTRA TECHNOLOGY LIMITED, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by EXTRA TECHNOLOGY LIMITED, and 698,786 ordinary shares are held by TRIPLE DIGITS LIMITED, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by TRIPLE DIGITS LIMITED.
Percent of class:
EXTRA TECHNOLOGY LIMITED: 4.91%
Cong Shi: 6.79%
Sole power to vote or to direct the vote:
EXTRA TECHNOLOGY LIMITED: 0
Cong Shi: 0
Shared power to vote or to direct the vote:
EXTRA TECHNOLOGY LIMITED: 1,821,669
Cong Shi: 2,520,455
Sole power to dispose or to direct the disposition:
EXTRA TECHNOLOGY LIMITED: 0
Cong Shi: 0
Shared power to dispose or to direct the disposition:
EXTRA TECHNOLOGY LIMITED: 1,821,669
Cong Shi: 2,520,455

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Among the 2,520,455 ordinary shares beneficially owned by Cong Shi: 1,821,669 ordinary shares are held by EXTRA TECHNOLOGY LIMITED, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by EXTRA TECHNOLOGY LIMITED, and 698,786 ordinary shares are held by TRIPLE DIGITS LIMITED, a British Virgin Islands company wholly owned by Cong Shi, who has voting and dispositive control over the securities owned by TRIPLE DIGITS LIMITED.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- EXTRA TECHNOLOGY LIMITED: /s/ Cong Shi, Cong Shi /Director (04/18/2025)
- Cong Shi: /s/ Cong Shi, Cong Shi (04/18/2025)